UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December], 2004

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    X    )        No Form 40-F (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )        No (    X    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 22, 2004. Attached is English language version of the notice.

The following table sets forth the summary of Provision of Collateral for CyberBank Corporation.

1. Accumulated amount for the fiscal year of concerned (KRW) (Except for ex-reported portion)	Real estate	—
	Movable estate	8,000,000,000
	Securities	—
	Other properties	—
	Total amount	8,000,000,000
- Net worth (KRW)	156,945,217.068
- Comparison to Net worth (%)	5.1
2. Applicability of Fair Trade Act	No
3. Others	- Amount of collateral provision (8,000 million KRW) for the above mentioned is total amount limit with decision and at this time, amount of collateral provision is 3,000 million KRW in terms of fixed deposits.

[Details of collateral provision]

Debtor : CyberBank Corporation

1.Relationship with company		Affiliated company
2.Setting-up amount of collateral (KRW)		8,000,000,000
- Priority of collateral		1
3.Properties for collateral provision		Fixed deposits, etc
4.Amount of collateral (KRW)		8,000,000,000
5.Period of collateralization	From	December 23, 2004
	To	—
6.Creditors		Chohung Bank, etc
7.Decision date of resolution		December 22, 2004
- Attendance of outside directors	Present (no)	3
	Absent (no)	—
- Attendance of auditors		Present
8. Accumulated balance of collateral provided for debtor (KRW)		23,000,000,000
9. Others

Amount of collateral provision (8,000 million KRW) signified total amount limit and setting-up amount of collateral is 3,000 million KRW that execute on December 23, 2004

- Termination date of collateral provision for the above mentioned is till date of relevant debt settlement.

Date of relevant disclosure	—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative Of Investor Relations Team

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